

02007904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
AUG 15 2002
603

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SEC FILE NUMBER
8- 38460

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/01 (MM/DD/YY) AND ENDING 05/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cargill Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 South Wacker Drive, Suite 2300
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yolanda Webster (312)460-4153
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — if individual, state last, first, middle name)

303 East Wacker Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 28 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information**

OATH OR AFFIRMATION

I, Shaun D. O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cargill Investor Services, Inc., as of May 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
AMY SALEM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/19/05

Notary Public

Signature

Vice President and CFO

Title



OFFICIAL SEAL
AMY SALEM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/19/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Cargill Investor Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Cargill Investor Services, Inc. and subsidiaries (a wholly owned subsidiary of Cargill, Incorporated) (the Company) as of May 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit of a consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Cargill Investor Services, Inc. and subsidiaries as of May 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The information contained in the schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the CEAct. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the consolidated statement of financial condition taken as a whole.

KPMG LLP

July 15, 2002



CARGILL INVESTOR SERVICES, INC.
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

May 31, 2002

Assets

Cash	$ 79,874,712
Cash funds segregated or in separate accounts as required by the Commodity Exchange Act	182,797,490
Securities owned	291,044,983
Receivables and accrued income:	
Commodity accounts:	
Exchanges and clearing organizations	581,514,765
Brokers and customers (less allowance for doubtful receivables of $1,009,853)	187,569,558
Accrued income	2,149,657
Accrued income taxes	639,884
Guarantee deposits and stock in clearing organizations	14,743,480
Deferred tax assets	878,541
Exchange memberships, at cost (market value of $6,943,000)	1,561,788
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $9,796,283	7,901,760
Other	6,579,346
	$ 1,357,255,964

Liabilities and Stockholder's Equity

Liabilities:	
Payable to customers	$ 1,184,167,165
Due to Parent and affiliated companies	10,364,958
Accounts payable and accrued expenses	26,963,358
	1,221,495,481
Liabilities subordinated to claims of general creditors	32,000,000
Stockholder's equity	103,760,483
	$ 1,357,255,964

See accompanying notes to consolidated statement of financial condition.

CARGILL INVESTOR SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition

May 31, 2002

(1) General Information and Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying consolidated statement of financial condition is set forth below.

Nature of Business

Cargill Investor Services, Inc. and subsidiaries (the Company) is a registered securities broker-dealer with the Securities Exchange Commission and a registered futures commission merchant with the Commodity Futures Trading Commission. The Company provides global clearing, brokerage, and execution services for futures and related option products for customers located primarily in the United States, Canada, Europe, and Asia. The Company's primary source of revenue is commissions derived from executing orders for commodity futures contracts and options on behalf of its customers and affiliates, and interest income primarily from the investment of excess cash margin deposits.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries, CIS Investments, Inc., CIS Management, Inc., CIS Managed Assets, Inc., and CIS Singapore Pte. Ltd. All material intercompany accounts and transactions have been eliminated in consolidation.

The Company is a wholly owned subsidiary of Cargill, Incorporated (the Parent).

Commodity Accounts

Commodity accounts include equity and secured deficits in open futures contracts and options.

Fair Value of Financial Instruments

The Company's financial instruments are reported in the consolidated statement of financial condition at market or fair value, or at carrying amounts which approximate fair value, because of their highly liquid nature and short maturity of the instruments.

Depreciation and Amortization

Depreciation of furniture and equipment is provided on the straight-line method using an estimated useful life of from five to ten years. Leasehold improvements are amortized on the straight-line method over the estimated useful lives of the improvements or the remaining term of the lease, whichever period is shorter.

(Continued)

Income Taxes

The Company is included in the consolidated Federal income tax return of the Parent. Accrued taxes receivable/payable represents the remaining balance, due from/due to Parent, to be received/paid for the current year income taxes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition. Actual amounts could differ from such estimates.

(2) Assets Segregated or Held in Separate Accounts Under Regulations

The Company is required under the Commodity Exchange Act (CEAct) to account for and segregate customer assets, as defined under the CEAct, in connection with transactions in regulated commodities. The Company was in compliance with the segregation and secured amount requirements of the CEAct at May 31, 2002 and had segregated and secured funds of $1,499,861,086, which is $403,301,785 in excess of those required.

Included in the consolidated statement of financial condition are customer assets segregated or held in separate accounts under the CEAct and other domestic regulations as follows at May 31, 2002:

Cash and cash equivalents at:		
Banks	$	182,248,190
Exchange clearing organizations and carrying brokers		444,200,369
Securities and commodities owned at:		
Banks		287,850,520
Exchange clearing organizations and carrying brokers		256,947,684
Receivable from open futures contracts at exchange clearing organizations		6,375,717
Funds in segregation	$	1,177,622,480

(Continued)

(3) Receivables from and Payables to Customers

Receivables from and payables to customers represent balances arising primarily in connection with commodity transactions, including unrealized gains and losses on open commodity futures and forward contracts. Marketable, customer-owned securities, consisting primarily of U.S. Government securities, are held as collateral for receivables from customers and as margin. The Company may deposit these securities as margin with exchange clearing organizations. Customer-owned securities held by the Company in its safekeeping capacity and the net market value of customers' options on futures positions of $322,238,606 as of May 31, 2002 are not included in the consolidated statement of financial condition. Noncustomer owned securities held by the Company of $14,300,000 as of May 31, 2002 are not included in the consolidated statement of financial condition.

(4) Parent and Affiliated Companies

The Company engages in commodity business activities with its Parent and other affiliated companies. Included in payable to customers is a net payable of approximately $148,163,627 at May 31, 2002, due to these related companies.

(5) Liabilities Subordinated to Claims of General Creditors

At May 31, 2002, the Company has a subordinated borrowing agreement with the Parent in the amount of $32,000,000 which is due on June 30, 2004. The subordinated borrowing bears interest at the Parent's monthly average internal rate plus 1% (2.84% at May 31, 2002). The subordinated borrowing is covered by an agreement approved by the Chicago Board of Trade and the National Association of Securities Dealers and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(Continued)

CARGILL INVESTOR SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition

May 31, 2002

(6) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at May 31, 2002 are presented below:

Deferred tax assets:		
Allowance for doubtful accounts	$	361,659
Compensated absences		30,106
Furniture and equipment		88,395
Pensions		821,604
Postretirement benefits		372,324
Self-insurance		107,987
Other		270,001
Total deferred tax assets	$	2,052,076
Deferred tax liability:		
Partnership income	$	(629,248)
Half-turn accrual		(544,287)
Total deferred tax liability	$	(1,173,535)
Net deferred tax asset	$	878,541

Management believes that it is more likely than not that the results of future operations of the Company will generate sufficient taxable income to realize the deferred tax assets. Therefore, no valuation allowance has been recorded as of May 31, 2002.

(7) Retirement Plan

The Company is a participant in the pension plan of the Parent which covers substantially all employees of the Company. Pension costs are funded by payments as determined by independent actuaries.

The Company's pension plan financial data as determined by independent actuaries for fiscal year 2002 is presented below.

Assumptions used in the computation were:

Discount rate	7.25%
Rate of increase in compensation levels	4.50
Expected long-term rate of return on assets	9.50

The following table sets forth the plan's funded status:

Actuarial present value of benefit obligations:		
Vested benefit obligation	$	11,451,019
Accumulated benefit obligation	$	12,506,487
Projected benefit obligation	$	14,724,329
Plan assets at fair value		7,818,654
Excess of projected benefit obligation over plan assets		6,905,675
Unrecognized net (loss)		(3,757,627)
Unamortized prior service cost		(74,140)
Unamortized transition amount		1,606,636
Accrued pension cost	$	4,680,544

A portion of the accrued pension cost is not reflected in the statement of financial condition. Specifically, the additional minimal liability of $1,606,636 is reflected in the Parent's financial statements.

In addition to providing pension benefits, the Company provides a 401(k) contributory profit sharing plan, health care and some life insurance benefits for certain retired employees. Employees are immediately eligible for the profit sharing plan and may contribute a percentage of their salary up to statutory limits and the Company makes matching and discretionary contributions with the Parent ESOP stock on a quarterly basis. The Company is required to accrue the estimated cost of retiree benefit payments, other than pension, during the employee's active service period. The impact on the Company's financial position was immaterial to the consolidated statement of financial condition.

(8) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under these rules, the Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain "net capital" equivalent to the greater of $250,000 or 2% of "aggregate debit items," as these terms are defined. The Company is also a futures commission merchant subject to the Commodity Futures Trading Commission's Net Capital Requirements (Regulation 1.17) and is required to maintain "adjusted net capital," as defined, equivalent to the greater of $250,000 or 4% of customer funds required to be segregated and secured pursuant to the CEAct, less the market value of certain commodity options, all as defined. Net capital, aggregated debit items, and funds required to be segregated change from day to day. At May 31, 2002, the Company had net capital and net capital requirements of approximately $74,918,225 and $37,693,493, respectively, in accordance with CEAct. The net capital rule may effectively restrict the payment of cash dividends and the repayment of liabilities subordinated to the claims of general creditors.

(Continued)

(9) Commitments and Contingencies

The Company occupies offices and uses certain equipment under lease arrangements.

A summary of noncancelable lease commitments is as follows:

		Commitment
Year ending May 31:		
2003	$	2,113,000
2004		2,113,000
2005		2,006,000
2006		1,990,000
2007		1,990,000
Thereafter		1,990,000
	$	12,202,000

(10) Line of Credit

The Company has a standby letter of credit in the amount of $10,000,000 issued by banks in lieu of cash margins required at the exchange.

(11) Off-balance Sheet Risk and Concentration of Credit Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of its business. These instruments are primarily the execution and clearing of orders for commodity futures and options contracts on behalf of its customers (including its Parent), substantially all of which are transacted on a margin basis. Such transactions may expose the Company to off-balance sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control these risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions when necessary. The Company will also require its customers to deposit additional equity or reduce positions if it is determined that their activities may be subject to above-normal market risks.

Clearance, financing, and settlement activities may require the Company to maintain funds with or pledge securities as collateral with other financial institutions. In the event the counterparty is unable to meet its contracted obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls these risks by assessing the creditworthiness of each counterparty, establishing limits, and monitoring compliance on a daily basis. Additionally, the Company monitors collateral market value on a daily basis, and adjusts collateral levels in the event of excess market exposure.

(Continued)

(12) Long-term Investment

On October 19, 2000, CIS Management (CISM) entered into a Joint Subscription Agreement (the agreement) with First Capitol Ag, Inc. (FCA) and efutures.com, LLC (efutures). Per the Agreement, FCA contributed certain assets for 8,000 Class A units and CISM contributed $1,062,500 for Class B Units, which represented 80% and 20% of the outstanding fully-diluted units of efutures, respectively. In addition, a Director of CISM was appointed as a member of the efutures.com LLC Board of Managers. In January 2002, CISM made additional capital contributions of $1,437,910, which increased its investment to 40% of the outstanding shares of Class B Units of efutures. Founded by FCA, efutures is an online discount broker, which provides electronic order entry services. It is a Futures Commission Merchant (FCM) registered with the Commodities Futures Trading Commission (CFTC) and a member of the National Futures Association (NFA). As of May 31, 2002, included in other assets is an investment balance of $2,533,670, comprised of the Company's proportionate share of net assets and goodwill.

The equity method of accounting was used to account for the investment. Management believes the carrying amount of the investment approximates fair value which includes certain goodwill. Efutures also maintains a clearing account with the Company.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Cargill Investor Services, Inc.	N	2		

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY)	5/31/2002	99
SEC FILE NO.	8-38460	98
Consolidated		98
Unconsolidated	X	98

	ASSETS Allowable		Non-Allowable		Total	
1. Cash	3,822,134	200			$ 3,822,134	750
2. Cash segregated in compliance with federal and other regulations	182,797,490	210			182,797,490	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230			0	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250			0	780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other	508,975,365	270			508,975,365	790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	497,288,660	290			497,288,660	800
E. Other	14,758,548	300		550	14,758,548	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts	18,387,828	330	3,679,257	580		
C. Allowance for doubtful accounts		335	(1,009,853)	590	21,057,232	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts	9,379,042	340				
B. Partly secured and unsecured accounts		350	67,010	600	9,446,052	830
6. Securities purchased under agreements to resell		360		605	0	840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper	64,050,993	370				
B. U.S. and Canadian government obligations	17,259,689	380				
C. State and municipal government obligations	22,001,210	390				
D. Corporate obligations	21,280,675	400				

OMIT PENNIES

See accompanying independent auditors' report.

(continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cargill Investor Services, Inc. **as of** 5/31/2002

STATEMENT OF FINANCIAL CONDITION

			ASSETS Allowable		Non-Allowable		Total	
E. Stocks and warrants				410				
F. Options				420				
G. Arbitrage				422				
H. Other securities			182,049,935	424				
I. Sport commodities				430			$ 306,642,502	850
8. Securities owned not readily marketable								
A. At cost	$ 0	130		440	142,800	610	142,800	860
9. Other investments not readily marketable:								
A. At cost	$ 0	140						
B. At estimated fair value				450		620	0	870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:								
A. Exempted securities	$ 0	150						
B. Other	$ 0	160		460		630	0	880
11. Secured demand notes-market value of collateral:								
A. Exempted securities	$ 0	170						
B. Other	$ 0	180		470		640	0	890
12. Memberships in exchanges:								
A. Owned, at market value	$ 0	190						
B. Owned, at cost					1,281,204	650		
C. Contributed for use of company at market value						660	1,281,204	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships				480	23,380,205	670	23,380,205	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)				490	7,787,739	680	7,787,739	920
15. Other assets:								
A. Dividends and interest receivable				500		690		
B. Free shipments				510		700		
C. Loans and advances				520		710		
D. Miscellaneous			2,870,585	530	5,393,407	720	8,263,992	930
16. Total assets			1,544,922,154	540	40,721,769	740	$ 1,585,643,923	940

See accompanying independent auditors' report.

(continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cargill Investor Services, Inc. **as of** 5/31/2002

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"		1030		1240		1460
B. Other		1040		1250	550,522	1470
18. Securities sold under repurchase agreement				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070				1510
2. Other		1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095		1300	364,662,975	1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310	1,153,960	1560
E. Other		1110		1320		1570
20. Payable to customers						
A. Securities accounts-including free credits of $ 0 [950]		1120				1580
B Commodities accounts		1130		1330	905,038,537	1590
21. Payable to non-customer						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350	148,163,627	1610
22. Securities sold not yet purchased at market value-including arbitrage of $ 0 [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses						
A. Drafts payable		1160				1630
B. Accounts payable		1170			9,806,677	1640
C. Income taxes payable		1180			13,375	1650
D. Deferred income taxes				1370		1660
E. Accrued expenses and other liabilities		1190			12,715,921	1670
D. Other	0	1200		1380	6,522,623	1680

* Broker or Dealers electing the alternative net capital requirement method need not complete these columns.

See accompanying independent auditors' report.

(continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cargill Investor Services, Inc. **as of** 5/31/2002

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:				
A. Unsecured		[1210]		1,336,543 [1690]
B. Secured		[1211]	[1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings			[1400]	32,000,000 [1710]
1. from outsiders	0 [970]			
2. Includes equity subordinated (15c3-1(d)) of	0 [980]			
B. Securities borrowings, at market value from outsiders	0 [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders	0 [1000]			
2. Includes equity subordinated (15c3-1(d)) of	0 [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ 1,481,964,760 [1760]
27. Sole proprietorship				[1770]
28. Partnership-limited partners		$ [1020]		[1780]
29. Corporation				
A. Preferred stock				[1791]
B. Common stock				250,000 [1792]
C. Additional paid-in capital				23,496,400 [1793]
D. Retained earnings				79,932,763 [1794]
E. Total				103,679,163 [1795]
F. Less capital stock in treasury				[1796]
30. TOTAL OWNERSHIP EQUITY				103,679,163 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY				$ 1,585,643,923 [1810]

OMIT PENNIES

* Broker or Dealers electing the alternative net capital requirement method need not complete these columns.

See accompanying independent auditors' report.

Schedule 2

CARGILL INVESTOR SERVICES, INC AND SUBSIDIARIES

Reconciliation of Consolidated Statement of Financial Condition to Form X-17A-5 Statement of Financial Condition

May 31, 2002

Assets

Total assets per consolidated statement of financial condition	$	1,357,255,964
Plus items reflected as assets on Form X-17A-5:		
Secured receivables from customers		17,143,301
Secured receivables from noncustomers		9,446,052
Receivable from broker and customer		364,662,975
Due from parent and affiliates		6,301,946
Other		(55,723)
Less items not reflected as assets on Form X-17A-5:		
Secured receivables from customers		(32,424,460)
Payable to exchange and clearing organizations		7,420,690
Net option value of noncustomers		(962,215)
Assets of subsidiaries		(143,144,607)
Total adjustments		228,387,959
Total assets per Form X-17A-5 statement of financial condition	$	1,585,643,923

Liabilities

Total liabilities per consolidated statement of financial condition	$	1,253,495,481
Adjustments per above		228,387,959
Adjustments not applicable		81,320
Total liabilities per Form X-17A-5 statement of financial condition	$	1,481,964,760

Stockholder's Equity

Total stockholder's equity per consolidated statement of financial condition	$	103,760,483
Adjustment in subsidiaries		(81,320)
Total stockholder's equity per Form X-17A-5 statement of financial condition	$	103,679,163

See accompanying independent auditors' report.

Schedule 3

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cargill Investor Services, Inc. as of 5/31/2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 103,679,163	3480
2.	Deduct: Ownership equity not allowable for net capital						3490
3.	Total ownership equity qualified for net capital					103,679,163	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					32,000,000	3520
	B. Other (deductions) or allowable credits (List) **Margin value of CBOT clrg. corp. stock**					884,850	3525
5.	Total capital and subordinated liabilities					$ 136,564,013	3530
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)			$ 40,721,769	3540		
	1. Additional charges for customers' and non-customers' securities accounts				3550		
	2. Additional charges for customers' and non-customers' commodities accounts			8,993,757	3560		
	B. Aged fail-to-deliver				3570		
	1. Number of items		3450				
	C. Aged short security differences-less reserve of	$	3460		3580		
	number of items		3470				
	D. Secured demand note deficiency				3590		
	E. Commodity futures contracts and spot commodities proprietary charges			11,347	3600		
	F. Other deductions and/or charges				3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
	H. Total deductions and/or charges					(49,726,873)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions					$ 86,837,140	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):						
	A. Contractual securities commitments				3660		
	B. Subordinated securities borrowings				3670		
	C. Trading and investment securities:						
	1. Bankers' acceptances, certificates of deposit and commercial paper			12,354	3680		
	2. U.S. and Canadian government obligations			106,639	3690		
	3. State and municipal government obligations			300,900	3700		
	4. Corporate obligations			930,853	3710		
	5. Stocks and warrants				3720		
	6. Options				3730		
	7. Arbitrage				3732		
	8. Other securities			10,568,169	3734		
	D. Undue concentration				3650		
	E. Other (List)				3736	(11,918,915)	3740
10.	Net capital					$ 74,918,225	3750

See accompanying independent auditors' report.

(continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Cargill Investor Services, Inc.	as of	5/31/2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

N/A

11.	Minimum net capital required (6-2/3% of line 19)			$	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	3758
13.	Net capital requirement (greater of line 11 or 12)			$	3760
14.	Excess net capital (line 10 less 13)			$	3770
15.	Excess capital at 1000% (line 10 less 10% of line 19)			$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

N/A

16.	Total A.I. liabilities from Statement of Financial Condition			$	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$	3838
19.	Total aggregate indebtedness			$	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			%	3850
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880 page 11)			%	3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	37,693,493	3880
24.	Net capital requirement (greater of line 22 or 23)	$	37,693,493	3760
25.	Excess net capital (line 10 less 24)	$	37,224,732	3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17, page 8)	%		3851
27.	Percentage of Net Capital after anticipated withdrawals to Aggregate Debits (line 10 less Item 4880, page 11 ÷ by line 17, page 8)	%		3854
28.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	18,377,985	3920

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 3520/3530	%	0.23	3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying independent auditors' report.

(continued)

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Cargill Investor Services, Inc.	**as of**	5/31/2002

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENTS

A.	Amounts required to be segregated or set aside in separate accounts for customers pursuant to the CEAct and regulations			
	i. U.S. futures & options (page T10-1, line 6)	$ 1,018,006,429 [7400]		
	ii. Dealer options (page T10-2, line 1)	[7410]		
	iii. Foreign futures & options (Alternative method)	37,055,751 [7420]		
	iv. Subtotal		$ 1,055,062,180 [7430]	
B.	Deductions for open long *U.S. and foreign options* in customer accounts			
	i. Value of long options included in line A	114,071,408 [7440]		
	ii. With respect to each option customer, the amount of long values included in line B.i. which exceeds the net liquidating equity in that option customer's account	(1,346,562) [7450]		
	iii. Net deduction for open long customer options		112,724,846 [7460]	
C.	Amount subject to 4% net capital factor (Item 7430 less Item 7460)		$ 942,337,334 [7470]	
D.	Enter 4% of line C		$ 37,693,493 [7480]	
E.	Minimum CFTC Net Capital Requirement. Enter the greater of Line D or $50,000 (See Note)			37,693,493 [7490]

Note: If amount on Line E (7490) is greater then minimum net capital requirement computed in Item 3760 (page 6) then enter this greater amount in Item 3760. The greater of the amount required by SEC or CFTC is the minimum net capital requirement.

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 filing as of June 25, 2002.

See accompanying independent auditors' report.

Schedule 4

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Cargill Investor Services, Inc.	**as of**	5/31/2002

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)				
1. Net ledger balance:				
A. Cash			$ 595,301,578	7010
B. Securities (at market)			281,908,036	7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market			112,446,809	7030
3. Exchange traded options:				
A. Add: Market value of open option contracts purchased on a contract market			114,071,408	7032
B. Deduct: Market value of open option contracts granted (sold) on a contract market			(88,060,898)	7033
4. Net equity (deficit) (add lines 1, 2 and 3)			1,015,666,933	7040
5. Add accounts liquidating to a deficit and accounts with debit balances - gross amount	14,773,726	7045		
Less: amount offset against U.S. Treasury obligations owned by particular customers	(12,434,230)	7047	2,339,496	7050
6. Amount required to be segregated (add lines 4 and 5)			$ 1,018,006,429	7060
FUNDS IN SEGREGATION ACCOUNTS				
7. Deposited in segregated funds bank accounts:				
A. Cash			$ 182,248,185	7070
B. Securities representing investments of customers' funds (at market)			287,850,520	7080
C. Securities held for particular customers or options customers in lieu of cash (at market)			247,180,551	7090
8. Margins on deposit with clearing associations of contract markets:				
A. Cash			125,567,547	7100
B. Securities representing investments of customers' funds (at cost)			243,140,200	7110
C. Securities held for particular customers or options customers in lieu of cash (at market)			33,180,000	7120
9. Settlement due from (to) clearing organizations of contract markets			6,375,717	7130
10. Exchange traded options:				
A. Value of open long option contracts			114,071,408	7132
B. Value of open short options contracts			(88,060,898)	7133
11. Net equities with other FCM's				
A. Net liquidating equity				7140
B. Securities representing investments of customers' funds (at market)				7160
C. Securities held for particular customers or options customers in lieu of cash (at market)				7170
12. Segregated funds on hand (describe: Securities held in lieu of cash)			1,547,485	7150
13. Total amount in segregation (add lines 7 through 12)			$ 1,153,100,715	7180
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)			$ 135,094,286	7190

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 filing as of June 25, 2002.

See accompanying independent auditors' report.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cargill Investor Services, Inc. **as of** 5/31/2002

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS
FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS
PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNT - SUMMARY

I. Check the appropriate box to identify the amount shown on line 1. below:

[ ] 7300 Secured amounts in only U.S. - domiciled customers' accounts

[ ] 7310 Secured amounts in U.S. and foreign - domiciled customers' accounts

[ ] 7320 Net liquidating equities in all accounts of customers trading on foreign boards of trade **(U.S. Domiciled) including net liq equities owed to foreign customers trading the Sydney Futures Exchange**

[ ] 7330 Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder.

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

Yes [ ] 7340 If yes, explain the change below.

No [ ] 7350

1.	Amount to be set aside in separate section 30.7 accounts	$ 78,552,872	7360
2.	Total funds in separate section 30.7 accounts (page T10-4, line 8)	346,760,371	7370
3.	Excess (deficiency) - (subtract line 1 from line 2)	$ 268,207,499	7380

* Page T-10 AIII amount subject to 4% net capital factor is figured on the lessor of A or B while secured excess is figured in net liquidating equity.

See accompanying independent auditors' report.

(continued)

Schedule 5, continued

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cargill Investor Services, Inc. **as of** 5/31/2002

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1.	Cash in banks						
	A. Banks located in the United States		$ 4	7500			
	B. Other banks designated by the Commission Names(s):	7510	1	7520	$ 5	7530	
2.	Securities						
	A. In safekeeping with banks located in the United States		$	7540			
	B. In safekeeping with other banks designated by the Commission Names(s):	7550		7560	0	7570	
3.	Equities with registered futures commission merchants						
	A. Cash		$	7580			
	B. Securities			7590			
	C. Unrealized gain (loss) on open future contracts			7600			
	D. Value of long option contracts			7610			
	E. Value of short option contracts			7615	0	7620	
4.	Amounts held by clearing organizations for foreign boards of trade Names(s):	7630					
	A. Cash		$	7640			
	B. Securities			7650			
	C. Unrealized gain (loss) on open future contracts			7660			
	D. Value of long option contracts			7670			
	E. Value of short option contracts			7675	0	7680	
5.	Amounts held by members of foreign boards of trade Names(s):	7690					
	A. Cash		$ 318,632,822	7700			
	B. Securities		32,807,484	7710			
	C. Unrealized gain (loss) on open future contracts			7720			
	D. Value of long option contracts			7730			
	E. Value of short option contracts		(4,679,940)	7735	346,760,366	7740	
6.	Accounts with other depositories designated by a foreign board of trade Names(s):	7750			0	7760	
7.	Segregated funds on hand (describe:)				0	7765	
8.	Total funds in separate section 30.7 accounts (to page t10-3 line 2)				$ 346,760,371	7770	

A. If any securities shown above are other than the types of securities referred to in CFTC Regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 filing as of June 25, 2002.

See accompanying independent auditors' report.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Cargill Investor Services, Inc.	**as of**	5/31/2002

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

1. Amount required to be segregated in accordance with Commission regulation 32.6			$ 0	7200
2. Funds in segregated accounts				
A. Cash		7210		
B. Securities (at market)		7220		
B. Total				7230
2. Excess (deficiency) funds in segregation (subtract line 2.C from line 1)			0	7240

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 filing as of June 25, 2002.

See accompanying independent auditors' report.

Schedule 7

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cargill Investor Services, Inc. **as of** 5/31/2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES			
1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ [4340]	
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	[4350]	
3.	Monies payable against customers' securities loaned (see Note C)	[4360]	
4.	Customers' securities failed to receive (see Note D)	[4370]	
5.	Credit balances in firm accounts which are attributable to principal sales to customers	[4380]	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	[4390]	
7.	**Market value of short security count differences over 30 calendar days old	[4400]	
8.	**Market value of short security and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	[4410]	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	[4420]	
10.	Other (list)	[4425]	
11.	TOTAL CREDITS		$ 0 [4430]
DEBIT BALANCES			
12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ [4440]	
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	[4450]	
14.	Failed to deliver of customers' securities not older than 30 calendar days	[4460]	
15.	Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts (See Note F)	[4465]	
16.	Other (List)	[4469]	
17.	**Aggregate debit items		$ [4470]
18.	**less 3% (for alternative method only - see Rule 15c3-1 (f) (5) (i))		[4471]
19.	**TOTAL 15C3-3 DEBITS		[4472]
RESERVE COMPUTATION			
20.	Excess of total debits over total credits (line 19 less line 11)		$ 0 [4480]
21.	Excess of total credits over total debits (line 11 less line 19)		0 [4490]
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		[4510]
24.	Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities		$ [4530]
26.	Date of deposit (MMDDYY)		[4540]

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly X [4333] Monthly [4334]

See accompanying independent auditors' report.

(continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Cargill Investor Services, Inc.	as of	5/31/2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335	4570
		4570
D. (k) (3)-Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$	4586
A. Number of Items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	$	4588
A. Number of Items		4589
		OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes ______ 4584 No x 4585

NOTES

A- Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by the respondent within the time frames specified under Rule 15c3-3.

B- State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C- Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D- Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than within the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 filing as of June 25, 2002.

See accompanying independent auditors' report.



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors
Cargill Investor Services, Inc.:

In planning and performing our audit of the consolidated statement of financial condition of Cargill Investor Services, Inc. (the Company), for the year ended May 31, 2002, we considered its internal control, including control for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The Company has not claimed an exemption from SEC Rule 15c3-3; however, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Regulation 1.16, in making the following: (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and (3) the daily computations of the foreign futures and foreign options secured amounts requirements pursuant to Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments are required for management to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the above mentioned objectives of the Securities and Exchange Commission and the Commodity Futures Trading Commission. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.





Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation to them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including controls for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2002 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the Chicago Board of Trade and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

July 15, 2002

LETTER OF ATTESTATION

May 31 2002

I, the undersigned, hereby certify that, to the best of my knowledge and belief. the accompanying Financial Report for the month/quarter/year (circle, as appropriate) ending May 31 2002, submitted pursuant to the requirements of the Chicago Board of Trade, presents fairly and accurately in all material respects the financial condition of:

CARGILL INVESTOR SERVICES, INC.
(Name of Firm)

I further certify that a copy of the accompanying Financial Report has been made available to: each general partner (if a partnership) or to each member of the Chicago Board of Trade whose membership is registered on behalf of the corporation (if a corporation), as well as each individual designated by the firm in accordance with CBOT Regulation 230.03(a), if he is a member or has executed a Designated Person Consent to Jurisdiction.



(Signature)

Shaun D. O'Brien, C.F.O
(Type name and Title)

NOTE: This Letter of Attestation must be signed by the Chief Financial Officer, or the person who has these responsibilities, provided that he is either a member registered on behalf of the firm or he has executed a Designated Person Consent to Jurisdiction pursuant to CBOT Regulation 230.03(a). If a partnership, the signatory must also be a general partner. If the CFO does not meet these requirements the firm must request a waiver, pursuant to Capital Rule 311, so that another qualifying individual may sign this Letter of Attestation.

The firm submitting this Form and its attachments and the person whose signature appears above represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required item statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute a felony under the Commodity Exchange Act (See 7 U.S.C. § 13).